Exhibit 4.8

Amendment No. 3

This Amendment No. 3, entered into effective October 1, 2018, shall serve to amend the Professional Service Agreement (SF #5979) entered into effective June 1, 2016 as amended (the “Agreement”) by and between:

Party A：360 Mobile Security Limited

a company registered under the laws of Hong Kong with its registered address of UNIT 806 TOWER 2 8/F ,CHENG SHA WAN PLAZA,833 CHEUNG SHA WAN ROAD, KL, Hong Kong.

Party B：Opera Software AS

a company registered under the laws of Norway with its registered address of Gjerdrums vei 19, NO-0484 Oslo, Norway.

Party A and Party B are collectively referred to herein as the “Parties”, and each individually as a “Party”.

WHEREAS in the original Agreement Party B appointed Party A to conduct marketing campaigns to acquire new users of Party B’s software applications; and

WHERAS the Parties later amended the terms of Agreement to, inter alia, recognize and compensate Party A for user retention (measured in Days of Use) instead of the count of new users delivered; and

WHEREAS the Parties wish to continue doing business on new terms, subject to the additional details specified herein that shall govern the relationship going forward, as well as past distribution efforts that were covered by Amendment No. 2 in which the commercial model was shifted to be based on Days of Use delivered by Party A to Party B, instead of installations and reactivations provided by Party A to Party B;

NOW, THEREFORE, the Parties mutually agree as follows:

1.	Amendment 2 Clarifications.

1.1.

Under the terms of the Agreement as originally drafted, Party B compensated Party A for its marketing services according to a cost per installation model. Pursuant to Amendment 2 to the Agreement as further specified herein, the Parties now agree that Party B shall compensate Party A according to Days of Use achieved through Party A’s pre- and post-installation marketing services.

1.2.	For clarity, Section 2.1 of Amendment No. 2 is hereby deleted in its entirety.
1.3.

As stipulated in sections 2.3 and 2.4 in Amendment 2, the commercial model of the Agreement shall solely be based on the then-agreed fees payable by Party B to Party A for the resulting Days of Use occurring in a 365-day period.

1.4.

It shall be clarified that Section 2.2 of Amendment No. 2 shall be understood to govern any 365 day period following each acquisition of a new user, during which time the resulting Days of Use are monitored and form the basis for the amount that shall be earned by Party A, and paid by Party B.

1.5.

Section 2.5 of Amendment No. 2 shall be modified as follows: If the actual Days of Use (as measured by Party B) ends up lower than the budget specified in the Purchase Order, Party B shall be refunded from Party A the corresponding decline in amount, either in cash or as a reduction to a then current prepayment to be made by Party B.

1.6.

Section 2.6 of Amendment No. 2 shall be modified as follows: If the actual Days of Use (as measured by Party B) ends up higher than the budget specified in the Purchase Order, Party B shall make an additional payment to Party A equivalent the corresponding incremental value.

2.	Prepayment.
2.1.

In exchange for a discount, Party B has agreed to pre-pay Party A the sum of $10,000,000.00 USD. Campaigns beginning October 1, 2018 or later shall be assessed and compensated for in light of this prepayment as described in this Section 2.

2.2.	This amount is based on 1.23 billion estimated Days of Use multiplied by the rate of $0.008. This initial rate represents a discount of approximately 15% as compared to what Party B paid in Q3 2018.
2.3.

As this rate represents a blended rate based on the markets that Party A targeted in Q3 2018, Party B will issue a Purchase Order accordingly in due course, which will include the price per Days of Use per targeted country and in a manner that corresponds to the agreed discount as stated in this paragraph.

2.4.

Until Party B issues such Purchase Order, the geographic targeting of Party A’s campaigns should mirror its efforts in Q3 2018, unless Party B provides guidance to the contrary in writing (email being sufficient).

2.5.	Any adjustments to the Days of Use rate, may be confirmed via email between the Parties.
2.6.

As noted in Amendment No. 2, the Agreement may be terminated by either Party on 30 days advanced written notice to the other Party. In the event that either party terminates the Agreement early, Party B will continue to monitor actual Days of Use achieved by all new users acquired before the effective date of termination. Once 365 days have passed after termination, Party B will report the total number of Days of Use actually achieved. In the event that the actual Days of Use varies from the amount specified in Section 2.2 above, the Parties will reconcile the prepayment in accordance with sections 1.5 and 1.6 above. Further, any amount of the $10,000,000 prepayment as described in section 2.1 that has not been fully allocated to any campaigns shall be immediately refunded after termination from Party A to Party B.

2.7.	Party B shall not make any further pre-payments until this initial pre-payment is consumed.

3.

APPLICABLE PROVISIONS. All provisions of the Agreement shall continue in full force and effect unless modified by this Amendment No. 3. All terms defined in the Agreement shall have the same meaning when used herein as given therein. In case of conflict between the Agreement and Amendment No. 3, the latter shall prevail.

Party A

Signature: 360 Mobile Security Limited

Date:

Seal :

Party B

Signature: /s/ Joakim Kasbohm - VP Finance

Date: November 27, 2018

Seal: